Exhibit 7

CERTIFICATE

I, Tsutomu Hashimoto, attorney-at-law, do hereby certify that attached hereto is a true and correct English language translation of the Japan Bank for International Cooperation Law (Law No. 35 of 1999, as amended) and that such Law is in full force and effect as of the date hereof.

IN WITNESS WHEREOF, I have hereunto set my hand as of this 5th day of October, 2007.

/s/ Tsutomu Hashimoto
Tsutomu Hashimoto Attorney-at-law